UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

LAS BEGONIAS 415, 19TH FLOOR
SAN ISIDRO, LIMA 15046, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Translation

Lima, March 27, 2020

Messrs.
Superintendency of Securities

Re: Material Fact – Mandatory Annual Shareholders’ Meeting

Pursuant to the Regulation of Material Facts, Reserved Information and other Communications, as approved by CONASEV Resolution No. 0005-2014-SMV/01, we hereby inform you that, on its meeting held on March 27, 2020, Compañía de Minas Buenaventura S.A.A.’s (the “Company”) board of directors agreed to:

1)	Postpone the dates on which the Company’s Mandatory Annual Shareholders’ Meeting which was scheduled to take place on March 31, 2020, on its first call, April 6, 2020, on its second call and April 14, 2020, on its third call, all as announced by means of notices published on March 4, 2020.

2)	Determine that the new dates and times for the Company’s Mandatory Annual Shareholders’ Meeting which was originally announced by means of notices published on March 4, 2020, will be approved by the board of directors and informed to the market following the termination of the Peruvian State of National Emergency, in compliance with any applicable regulations issued by the Superintendency of Securities.

Yours Faithfully.

Pedro Torres Torres

Market Relations Officer

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Contacts

Contacts in Lima:
Leandro Garcia, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591/ rodrigo.echecopar@buenaventura.pe

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: March 30, 2020